ALZAMEND NEURO, INC.

3802 Spectrum Boulevard, Suite 112C

Tampa, Florida 33612

April 2, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Tim Buchmiller, Esq., Office of Life Sciences

Re:	Alzamend Neuro, Inc.

Draft Registration Statement on Form S-1

Submitted December 29, 2020

CIK No. 0001677077

Ladies and Gentlemen:

On behalf of Alzamend Neuro, Inc., a Delaware corporation (the “Company”), we hereby submit through EDGAR for confidential non-public review under Section 6(e) of the Securities Act of 1933, as amended, one complete copy of Confidential Draft Submission No. 2 of the Company’s Registration Statement on Form S-1 (the “Draft Registration Statement”), for the registration of shares of the Company’s common stock, including one complete copy of the exhibits listed as filed therewith.

The Draft Registration Statement responds to the comments received from the staff of the U.S. Securities and Exchange Commission (the “SEC”) in its comment letter dated January 25, 2021 with respect to the Company’s original Draft Registration Statement on Form S-1 (CIK No. 0001677077) submitted confidentially to the Division of Corporation Finance by the Company on December 29, 2020, as discussed below.

Courtesy copies of this letter and the Draft Registration Statement (as marked to reflect changes), together with all exhibits, are being provided by email directly to the staff for its convenience (attention: Tim Buchmiller, Esq.) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Draft Registration Statement.

Draft Registration Statement on Form S-1

Market, Industry and Other Data, page i

Comment 1. You state, "[w]hile we believe such information included in this prospectus is generally reliable, we have not independently verified any third-party information." Revise this disclosure to clarify that you are responsible for all disclosure in the document.

Response: The Company has removed the “not independently verified” sentence from page i.

Our Company, page 1

Comment 2. Please revise to clarify your statement on page 1 and 54 that you are an "early clinical stage biopharmaceutical company" where you have not yet submitted an IND to the FDA. Similarly clarify the second risk factor, where you state "AL001 and AL002 . . . are in the IND stage and preclinical stage of development, respectively."

Response: The Company has replaced the reference to itself as an “early clinical stage biopharmaceutical company” and instead is using “early stage biopharmaceutical company.” See pages 1, 13 and 55.

Our Product Candidates, page 1

Comment 3. You state that your potential product AL001 "has the potential to improve the therapeutic index of lithium," that the history of lithium use "mitigate[s] the potential regulatory burden for safety data," that lithium has a "preventative effect on the development of dementia in patients with bipolar disorder in comparison with anticonvulsants, antidepressants and antipsychotics," that lithium may have "long-term beneficial effects," "potential efficacy," and we note references to the effectiveness of treatment and “enhanced safety” and that treatments you describe are "proven" to be "effective" or are "efficacious." You also state that your potential product AL002 "reduces beta-amyloid plaque." As safety and efficacy determinations are solely within the FDA's authority and they continue to be evaluated throughout all phases of clinical trials, please remove these and any such references in your prospectus. In the Business section, you may present objective data resulting from your preclinical trials without including conclusions related to efficacy or safety.

Response: The Company has removed and/or reworded statements about its product candidates that would tend to make conclusions with respect to their safety and efficacy. See pages 1 and the Business section.

Comment 4. We note your note your disclosure that AL001 is expected to provide clinicians with a "major improvement" over current treatments. Please tell us on what basis you believe you are able to make comparisons given your early stage of development and the lack of any head-to-head clinical trials or, alternatively, delete any inappropriate comparisons. Please revise the prospectus throughout accordingly.

Response: The Company has removed inappropriate comparisons to current treatments throughout the prospectus given the lack of head-to-head clinical trials.

Comment 5. Revise to briefly define "breakthrough therapy designation" and "505(b)(2) regulatory pathway" at first use. Revise to provide the basis on which you "believe that AL001 is an ideal candidate" for both designations. Clarify, if true, that you currently do not qualify for any of these programs and include balancing disclosure that there is no guarantee you will obtain such a designation, as well as an explanation of the factors considered by the FDA in making such a designation. Clarify that the FDA's accelerated approval pathway may not lead to a faster development process or regulatory review and does not increase the likelihood that a product candidate will receive approval. Please also remove your disclosure that you may receive FDA approval for AL001 and AL002 in approximately four years as this disclosure appears to be speculative at this time.

Response: The Company has defined and provided its basis for believing it is positioned for a "breakthrough therapy designation" and "505(b)(2) regulatory pathway." See pages 2, 5 and 56. Likewise, the Company has provided risk factors language in that discussion to make clear that, “If our products do not receive breakthrough therapy designation, it could potentially increase FDA’s review time and adversely impact our development timeline. Even if FDA grants breakthrough therapy designation, it does not guarantee faster product development or FDA review, and does not necessarily improve the chances of the products receiving approval from FDA.” See pages 21 and 22. Finally, the four-year estimation for FDA approval has been removed.

Comment No. 6. On page 1, balance any discussion of your belief that you can speed FDA approval, lessen the "regulatory burden of FDA review," and that you expect your IND to be approved and to begin Phase I clinical trials "by March 31, 2021" with the reality that you have no control over the length of the FDA review process. Provide us the basis for your belief that you will receive IND approval by March 31, 2021, where you have yet to submit an IND.

Response: The Company has made the requested revisions; please see pages 1 and 55.

The disclosure has been revised to state that the Company expects to submit the IND for approval by May 31, 2021 rather than that it expects to have received the FDA’s approval therefor by such date.

Comment 7. We note the disclosure on page 1 regarding your submission to the FDA and their response. Provide us with any correspondence you have received from the FDA regarding potential products discussed in this registration statement.

Response: The correspondence between the Company and the FDA will be furnished to you under separate cover.

Our Development Pipeline, page 2

Comment 8. Please revise your pipeline table here and on page 54 to include a column for pre-clinical research and development, columns for each stage of clinical development (i.e., Phase 1, Phase 2, Phase 3), and a column for marketing or regulatory approval. Include arrows in your revised table that show your progress for each product candidate shown in the table.

Response: The Company’s pipeline table has been updated and expanded to reflect the staff’s comment. See pages 3 and 57.

Comment 9. Revise the pipeline table to limit it to only the indications for which you will be submitting your potential product candidates for FDA approval. Remove the designation “strength,” as it implies effectiveness and/or safety, which is inappropriate as discussed in our comment above. Revise to delete the references to when you will commence phase 1 trials, as it implies the FDA will approve your INDs.

Response: The Company has made the requested revisions; please see pages 3 and 57.

Comment 10. Please remove your disclosure that AL001 has "the potential of becoming the replacement for all lithium therapy on the market" as that disclosure appears to be speculative at this time.

Response: The Company has removed the “replacement for all lithium therapy” sentence from the prospectus.

Comment 11. We note your disclosure in the last column of your table that for AL001 that you will be commencing Phase I human clinical trials in Q1 2021 and that for AL002 that you will be commencing Phase I human clinical trials in Q3 2021. Since you have not received IND approval for either product candidate at this time, please revise your disclosure as appropriate.

Response: The Company has revised the disclosure to state that it intends to submit an IND for human clinical trials for AL001 by May 31, 2021 and by the fourth quarter of 2021 for AL002. See pages 5 and 56.

Risks Associated with our Business, page 6

Comment 12. Revise to clarify that this section addresses the principal factors that make an investment in your company speculative or risky, and revise any outlined risks accordingly. Refer to Item 105(b) of Regulation S-K.

Response: Pursuant to Item 105(b) of Regulation S-K, the Company has revised this section to better outline the principal factors that make an investment in the Company speculative or risky. See page 5.

Risks Factors, page 12

Comment 13. Although disclosure of generic risks is discouraged, to the extent any risk factor including in your prospectus could involve any registrant or any offering, revise this section to include all such risk factors at the end, under the caption "General Risk Factors." Refer to Item 105(a) of Regulation S-K and Section II.D. of Release No. 33-10825, "Modernization of Regulation S-K Items 101, 103, and 105."

Response: The Company has made the requested revisions; please see page 34.

Comment 14. Revise to provide a separate risk factor to highlight the risks that Spartan Capital Securities, LLC, must consent to any future financing, as discussed in the risk factor on page 13.

Response: Each of the Placement Agent Agreement and the Uplisting Agreement has been terminated, eliminating the need to add an additional risk factor as requested. However, the Company did agree with Spartan Capital to maintain the substance of an agreement to pay Spartan Capital a fee related to any Alternative Transaction that may occur by June 10, 2023. The Company has added a risk factor disclosing this arrangement on page 14.

Use of Proceeds, page 36

Comment 15. You identify several principal purposes of the offering, including “increase our capitalization and financial flexibility, establish a public market for our common stock in order to facilitate future access to the public equity markets,” “to continue to make substantial expenditures to fund proprietary research and development of our AL001 and AL002 therapeutic drug candidates and to support preclinical testing and clinical trials necessary for regulatory filings,” for “working capital and other general corporate purposes,” and that you “expect that the net proceeds from this offering will fund us through receipt of topline data readouts for our planned Phase I trial of Al001, as well as IND-enabling studies, IND application and Phase I trial of Al002.” Where you acknowledge the proceeds will be insufficient to fund the identified products through regulatory approval, revise to quantify and prioritize the proceeds to be used for each named product candidate, and otherwise revise to eliminate inconsistent disclosure.

Response: The Company has revised the language to reflect that the use of proceeds is expected to be sufficient to cover specific costs associated with Phase 1 clinical trials for its product candidates. See page 38.

Capitalization, page 38

Comment 16. Please clearly disclose in the notes to the capitalization table how you computed each pro forma and pro forma as adjusted amount. For example, we note that the pro forma amounts reflect the conversion of all outstanding shares of series A convertible preferred stock into 15,000,000 shares of common stock effective upon the closing of this offering. In this regard, it is not clear why there was an increase in pro forma cash and no change to the pro forma common stock and additional paid-in capital amounts.

Response: The pro forma cash amount should remain $5,860. Pro forma common stock increased $1,500 for the par value of the 15,000,000 shares assumed to be issued upon conversion of the series A convertible preferred stock. Additional paid-in capital changed based on the difference between the carrying value of the preferred stock and the par value of the new shares of common stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Plan of Operation, page 42

Comment 17. We note your disclosure that you began a toxicological preclinical study for AL002 with Charles River Laboratories, Inc. and that completion of this toxicological study is anticipated to occur in the by the end of 2020. Please update your disclosure to indicate whether this study has been completed and its results.

Response: The Company has updated the status of its study with Charles River Laboratories on page 44.

Critical Accounting Policies and Estimates, page 42

Comment 18. You disclose on page F-7 that the Company’s critical accounting policies that involve significant judgment and estimates include share-based compensation. Please expand your critical accounting policy disclosure related to stock-compensation to include:

•         the methods that management used to determine the fair value of your shares and the nature of the material assumptions involved;

•         the extent to which the estimates are considered highly complex and subjective; and

•         the estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Response: The Company has included under Critical Accounting Policies and Estimates on page 43 a subsection relating to stock-based compensation.

Contractual Obligations, page 50

Comment 19. Revise to clarify to which products these licenses relate. Also revise to disclose all the licenses described in the risk factor on pages 13-14.

Response: The Company has clarified in the charts on pages 53 and 54 the product candidates to which the licenses relate and has included all three licenses.

Impact of Coronavirus on Our Operations, page 50

Comment 20. As it has been almost one year since the onset of the pandemic, revise this section to clarify what, if any, effect the pandemic has had on your operations.

Response: The Company has updated this section and noted its recent experiences during the pandemic, which caused delays at its third-party manufacturing facility and in its nonclinical studies. See page 52.

Comment 21. On page 68 you state that you had one full-time employee and three part-time employees as of December 29, 2020. Here, you state that your offices are in Orange County, your senior management members work in Atlanta and New York and your offices are temporarily closed and “non-essential staff continue to work remotely.” Revise to clarify which employees are “non-essential” and clarify to what extent working remotely has “adversely affected their efficiency.”

Response: The Company has made the requested revisions; please see page 53.

Business

Alzheimer’s Therapeutic Landscape, page 60

Comment 22. We note several URL references starting in this section. Note that referring investors to sources outside your filing for material information is not sufficient to meet your disclosure obligation. Please revise your disclosure to ensure that all material information is included in your filing.

Response: The Company has made the requested revisions; please see page 64.

Current Drugs for Alzheimer’s Disease, page 60

Comment 23. You disclose 2017 data in this chart. Please update this information.

Response: The Company has deleted this chart.

Manufacturing, page 61

Comment 24. In the risk factor on page 16, you state that you are responsible for the manufacture of your product candidates, but on page 61, you state this is outsourced to third-party contractors. Revise to clarify.

Response: The Company has clarified that it outsources the manufacture of its product candidates to third-party contractors. See pages 18 and 64.

Comment 25. Revise to clarify if you have entered into agreements with Alcami and Lonza to manufacture your products, and if so, disclose the material terms of those agreements.

Response: The Company has removed reference to these companies as it no longer does business with them.

Our Intellectual Property, page 67

Comment 26. With respect to the patents you license, please disclose the specific products to which such patents relate, the type of patent protection represented by the application, such as composition of matter, use or process, the expiration dates, the applicable jurisdictions and whether there are any contested proceedings or third-party claims.

Response: The Company has expanded its disclosure about its licensed patents in a chart on page 72.

Facilities, page 69

Comment 27. On page 50, you state that your offices are in Orange County, California, your senior management members work in Atlanta and New York, and your offices are temporarily closed. Here, you state that your corporate offices are at the University of South Florida’s Incubator Center in Tampa, Florida. Revise this section to clarify.

Response: The Company has made the requested disclosures; please see page 73.

Management, page 70

Comment 28. Please file the consent of each director nominee as an exhibit to your registration statement. See Rule 438 of Regulation C under the Securities Act. Should either of the nominees have become directors of the company by the time that you amend your registration statement, please update your disclosure accordingly.

Response: The consents from the Company’s director nominees are being filed as Exhibits 23.3 and 23.4.

Executive Compensation, page 74

Comment 29. The disclosure in the table does not appear to correspond to the narrative disclosure that follows. For example you state you entered into an agreement with Mr. Jackman in November 2018, pursuant to which he would receive a base salary of $225,000; however, the table discloses he received a salary of $200,000 for the fiscal year ended April 30, 2020.

Response: The Company has made the requested revisions; please see page 80.

Certain Relationships and Related Party Transactions, page 80

Comment 30. To the extent you have not done so, revise the disclosure here to provide the information required by Item 401(a) for each transaction since the beginning of the last fiscal year and the two preceding fiscal years, and file the agreements as exhibits. Refer to Instruction 1 to Item 404 of Regulation S-K and Item 601(b)(10)(ii) of Regulation S-K. For example, provide the name of the related person for each transaction and identify the relationship, and file the consulting agreement with Mr. Horne, the April 10, 2018 Avalanche agreement, the DPW December 2020 short-term advance, the pledge of the shares purchased by ALSF, and the August 2020 DPW securities purchase agreement as exhibits. Revise the discussion of the April 20, 2019 securities purchase agreement to clarify the relationship between MCKEA and ALSF. Revise page 81 to clarify the “2019 PPM” reference, which does not appear to be otherwise identified in this section.

Response: The Company has made the requested revisions and disclosures. The Transition Services Consulting Agreement with Mr. Horne is being filed as Exhibit 10.12. The Note Receivable Agreement with Avalanche is being filed as Exhibit 10.13. The Securities Purchase Agreement with Ault Global Holdings, Inc. (formerly DPW Holdings, Inc.) is being filed as Exhibit 10.14.

There is no documentation evidencing receipt of the advance.

The Stock Pledge Agreement with Ault Life Sciences Fund was previously filed as Exhibit 10.9 to the original confidential submission.

Principal Stockholders, page 82

Comment 31. Please revise the table to clarify how many shares Ault Life Sciences Fund, LLC currently owns.

Response: The Company has updated the table on page 89 to indicate the share ownership of Ault Life Sciences Fund, LLC.

Comment 32. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Spartan Capital Securities, LLC. Refer to Item 403 of Regulation S-K.

Response: Pursuant to Item 403 of Regulation S-K, the control person for Spartan Capital is named on page 89.

Description of Capital Stock, page 84

Comment 33. It appears from the disclosure here that you intend to amend your charter and bylaws prior to the offering, yet the exhibit index lists only your current bylaws and charter. Neither of those contains the exclusive forum provisions or exceptions thereto discussed here and in the risk factors. Please provide the form of amended bylaws and charter as exhibits to your registration statement or revise the disclosure here and on page 34.

Response: The Company has no intention to amend its certificate of incorporation at this time. However, the Company has adopted Amended and Restated Bylaws, which have been filed as Exhibit 3.3. The former Exhibit 3.3 has been renumbered Exhibit 3.4.

Underwriting, page 88

Comment 34. Identify the underwriter(s) in your next amendment.

Response. Spartan Capital will be serving as the underwriter in this offering, as noted in the filing.

Financial Statements

Loss Per Common Share, page F-9

Comment 35. Your disclosures indicate that you excluded 7,500,000 stock options, with an exercise price of $0.0004, from your anti-dilutive securities. Please further clarify why they have been excluded, including if these shares have been included in your determination of basic loss per share as they represent shares issuable for little or no cash consideration upon the satisfaction of certain conditions pursuant to ASC 260-10-45-13.

Response: The Company has made the requested disclosure; please see page F-11.

Note 7. Stock-Based Compensation, page F-30

Comment 36. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company recognizes the substance of the Staff’s comment, but cannot provide an appropriate explanation until the Company has established an offering price, or a range of offering prices.

Signatures, page II-5

Comment 37. Your registration statement must be signed by your controller or principal accounting officer. Please indicate who will signing in either of those capacities. Refer to Instruction 1 to Signatures on Form S-1.

Response: As required by the Form S-1 form, Kenneth S. Cragun, the Chief Financial Officer of the Company, will be signing the Draft Registration Statement as principal financial and accounting officer.

General

Comment 38. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company has not provided, nor has it authorized anyone to provide on its behalf, written materials to potential investors in reliance on Section 5(d) of the Securities Act. There have not been, nor does the Company expect there to be, research reports about the Company published or distributed by any broker or dealer that is participating, or is expected to participate, in the offering in reliance upon Section 2(a)(3) of the Securities Act.

* * *

The Company respectfully requests the staff’s review of the Draft Registration Statement to coincide with its timing to make a public filing by mid to late April and to complete its initial public offering in May.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Henry C.W. Nisser, the Executive Vice President and General Counsel of the Company (tel.: (646) 650-5044), or to the undersigned (tel.: (949) 774-2661).

Very truly yours,

/s/ Stephan Jackman
Stephan Jackman
Chief Executive Officer

cc:	Henry C.W. Nisser, Esq.

Spencer G. Feldman, Esq.